15026418

SEC FILE NUMBER

8-68176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 11 2015 WASH DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OFFICIAL USE ONLY

ESAE CAPITAL PARTNERS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 BROADWAY SUITE 1102

NEW YORK	**NEW YORK**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM YANG **917.399.7600**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SADLER, GIBB & ASSOCIATES, LLC.

(Name – if individual, state last, first, middle name)

2455 E. PARLEYS WAY, SUITE 320 **SALT LAKE CITY** **UTAH** **84109**

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ty 2/13

tg 2/13

OATH OR AFFIRMATION

I, JIM YANG , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESAE CAPITAL PARTNERS LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MARIO BERMUDEZ
Notary Public - State of New York
NO. 01BE6195793
Qualified in New York County
My Commission Expires 10/13/2016

2/25/15

Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2) and 17a-5(e).
3. Company is not a consolidated entity

ESAE CAPITAL PARTNERS, LLC

- INDEX -

SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Esae Capital Partners, LLC

We have audited the accompanying balance sheets of Esae Capital Partners, LLC (the Company) as of December 31, 2014 and 2013 and the related statements of operations and comprehensive income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Esae Capital Partners, LLC as of December 31, 2014 and 2013, and the results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The information contained Schedules I through IV ("the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Esae Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Esae Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
February 26, 2015

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109

ESAE CAPITAL PARTNERS, LLC
BALANCE SHEETS

ASSETS

	As of December 31, 2014	As of December 31, 2013
Current assets		
Cash	$ 145,030	$ 295,293
Accounts receivable	103,750	124,000
Other receivable	347	2,915
Marketable securities - available for sale	110,380	132,962
Deposits	1,538	5
Total current assets	361,044	555,175
Total assets	$ 361,044	$ 555,175

LIABILITIES AND MEMBERS' EQUITY

	2014	2013
Current liabilities		
Accounts payable and accrued liabilities	$ 14,214	$ 6,478
Accounts payable - related parties	-	61,754
Total current liabilities	14,214	68,232
Total liabilities	14,214	68,232
Commitments and contingencies	-	-
Members' equity		
Members' equity	296,728	454,140
Accumulated other comprehensive income		
Unrealized gain on securities available for sale	50,102	32,803
Total members' equity	346,830	486,943
Total liabilities and members' equity	$ 361,044	$ 555,175

See Accompanying Notes to Financial Statements.

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Revenues		
Fee income	$ 525,000	$ 375,000
Operating expenses		
Compensation	271,880	274,343
General and administrative	97,081	80,004
Rent	18,000	33,000
Professional fees	5,455	12,580
Total operating expenses	392,416	399,927
Other income		
Interest income	2	2
Dividend / Other income	3,062	1,803
Realized gain on securities	31,940	--
Total other income	35,004	1,805
Provision for Income Taxes	--	
Net income (loss)	$ 167,588	$ (23,122)
Other comprehensive income:		
Unrealized gains on securities	17,299	32,803
Comprehensive income	$ 184,887	$ 9,681
Members' equity, beginning of period	$ 486,943	$ 327,372
Members' equity contributions	-	224,927
Members' distributions	(325,000)	(21,532)
Reclassified to accounts payable	-	(53,505)
Members' equity, end of period	$ 346,830	$ 486,943
Earnings per average membership units	$ 0.84	$ (0.26)
Average membership units outstanding	200,000	87,500

See Accompanying Notes to Financial Statements.

ESAE CAPITAL PARTNERS, LLC
STATEMENT OF MEMBERS' EQUITY

	Units	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
Balance, December 31, 2012	50,000	327,372	-	327,372
Reclassification to accounts payable upon revaluation of members' equity	(40,000)	(53,505)		(53,505)
Member contributions	190,000	224,927	-	224,927
Member distributions	-	(21,532)	-	(21,532)
Net loss	-	(23,122)	-	(23,122)
Unrealized gain on marketable securities	-	-	32,803	32,803
Balance, December 31, 2013	200,000	$ 454,140	$ 32,803	$ 486,943
Member distributions	-	(325,000)	-	(325,000)
Net Income	-	167,588	-	167,588
Unrealized gain on marketable securities	-	-	17,299	17,299
Balance, December 31, 2014	200,000	296,728	50,102	346,830

See Accompanying Notes to Financial Statements.

ESAE CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2014		For the Year Ended December 31, 2013
Cash flows from operating activities:				
Net income (loss)	$	167,588	$	(23,122)
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Gain on sale of marketable securities		(31,940)		--
Changes in operating assets and liabilities:				
Accounts receivable and other receivables		22,819		73,955
Accounts payable related parties		(61,754)		8,250
Accounts payable and accrued liabilities		7,736		4,477
Deposits		(1,532)		--
Net cash provided (used) by operating activities		102,916		63,560
Cash flows from investing activities:				
Proceeds from sales of marketable securities		71,821		--
Purchase of marketable securities		--		(100,159)
Net cash used by investing activites		71,821		(100,159)
Cash flows from financing activities:				
Member contribution		--		224,927
Member distribution		(325,000)		(21,532)
Net cash provided by (used in) financing activites		(325,000)		203,395
Net change in cash		(150,263)		166,796
Cash, beginning of period		295,293		128,497
Cash, end of period	$	145,030	$	295,293
Supplemental non-cash investing activities				
Unrealized gain on Marketable Securities	$	17,299	$	32,802
Accounts payable - related party reclassified from members' equity	$	--	$	53,505

See Accompanying Notes to Financial Statements.

ESAE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Esae Capital Partners, LLC, (the "Company"), a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA).

On August 2, 2011, the Company closed a transaction to sell 100% of its membership interests to TONGYANG Securities, Inc. and its affiliates ("TYS") a Corporation organized under the laws of the Republic of Korea and the Company's legal name was changed to TONGYANG Esae Capital Markets, LLC ("TYECM"). TYECM was managed by TYS and TYS owned 100% of the membership interest in the Company and was the sole member. Previously, the Company was managed by Esae Management Group, LLC ("EMG"), a Delaware Limited Liability Company, which owned 100% of the membership interests of the Company and was the sole managing member.

On May 7, 2012, the TYECM received $250,000 in exchange for issuing 39.79% of the issued and outstanding membership interests to TONGYANG Securities Hong Kong Limited ("TYHKL"), a fully owned subsidiary of TYS.

On September 30, 2013, EMG purchased 95% of the membership interests of the Company from TYS and TYHKL, resulting in TYS and TYHKL collectively holding 5%. The transaction involved changing the Company's name back to Esae Capital Partners, LLC and the conversion of 50,000 membership units into 10,000 membership units and then the issuance of 190,000 new membership units to EMG (see Note 4).

In connection with its activities as a broker-dealer, the Company does not hold funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis of Presentation:

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Definition of Fiscal Year:

The Company's fiscal year is December 31.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Cont'd

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions. As of December 31, 2014, the accounts contain $0 above the federally insured limits of $250,000.

Fair Value Measurements:

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC ("ASC 820-10"), fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The carrying value of the Company's marketable securities held for sale of $110,380 and $132,962 at December 31, 2014 and 2013, respectively, were valued using level 1 inputs.

The carrying value of the Company's remaining financial assets and liabilities which consist of cash, accounts payable and accrued liabilities are not valued using level 1, 2 or 3 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Revenue Recognition:

The Company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured. The Company's revenues consist of contracts for services that are recognized over the service period

Property and Equipment:

Property, plant and equipment are stated at cost and have been fully depreciated. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets, which for buildings is the lesser of 30 years or the remaining life of the underlying building, up to five years for equipment, and the shorter of lease terms or ten years for leasehold improvements. Depreciation and amortization expense on property and equipment was $0 and $0 during 2014 and 2013, respectively.

Accounts Receivable:

Accounts receivable is comprised of uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The carrying amount of accounts receivable is reviewed periodically for collectability. If management determines that collection is unlikely, an allowance that reflects management's best estimate of the amounts that will not be collected is recorded. Management reviews each accounts receivable balance that exceeds 30 days from the invoice date and, based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2014 and 2013, the Company had not recorded a reserve for doubtful accounts.

ESAE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Cont'd

Other Receivable:

Other receivable is comprised of reimbursable expenses from customers. As of December 31, 2014 and 2013, the balances were $347 and $2,915, respectively, and the Company had not recorded a reserve for doubtful accounts.

Concentrations of Credit Risk:

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments.

Marketable Securities:

Marketable securities are held for an indefinite period of time and thus are classified as available-for-sale securities. Realized investment gains and losses calculated on the average cost method are included in the statement of operations, as are provisions for other than temporary declines in the market value of available for-sale-securities. Unrealized gains and unrealized losses deemed to be temporary are excluded from earnings as a component of other comprehensive income. Factors considered in judging whether an impairment is other than temporary include the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value has been less than cost, the relative amount of decline, and the Company's ability and intent to hold the investment until the fair value recovers. Accordingly, the Company recorded no impairment for losses of an other-then-temporary nature during 2014 and 2013.

Income Taxes:

The Company is a limited liability company and as a result is a "disregarded entity" for U.S. Federal state and local income tax purposes by default. All earnings and profits are passed through to the members and are taxed based on their status. Accordingly, no provision for income taxes is made in the financial statements.

ESAE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – MARKETABLE SECURITIES

The Company recorded $17,299 and $32,803 of other comprehensive income associated with unrealized gains on these investments during the years ended December 31, 2014 and 2013, respectively.

The following is a summary of available-for-sale marketable securities as of December 31, 2013 and 2012:

	2014				
	Beginning Balance	Purchases (Sales) at Cost	Realized Gain/ (Losses)	Unrealized Gain/(Losses)	End of Year Market or Fair Value
Equity securities	$132,962	(71,821)	$31,940	$17,299	$110,380
Total	$132,962	(71,821)	$31,940	$17,299	$110,380

	2013				
	Beginning Balance	Purchases (Sales) at Cost	Realized Gain/(Losses)	Unrealized Gain/(Losses)	End of Year Market or Fair Value
Equity securities	$0	$100,159	--	$32,803	$132,962
Total	$0	$100,159	--	$32,803	$132,962

NOTE 4 – MEMBER'S EQUITY

During the year ended December 31, 2012, TYHKL contributed capital of $250,000 in exchange for 39.79% of the issued and outstanding membership interests.

During the year ended December 31, 2013, EMG contributed capital of $225,000 in exchange for 190,000 member units of the Company. In addition to this transaction and immediately prior, the 50,000 member units outstanding were reduced to 10,000 units. The resulting ownership of TYS and TYHKL was 4,000 and 6,000 units, respectively. Finally, additional income earned during the time between valuing the 190,000 member units in March and executing the purchase of the units in September, a $53,505 difference in members' equity was reclassified as payable to EMG's owner. Also during the year, the Company paid expenses on behalf of two Company members, TYHKL and TYS, in the amount of $18,551 and $2,982, the sum of which has been recorded as members' distributions during the year.

During the year ended December 31, 2014, the Company distributed $325,000 to EMG.

NOTE 5 – COMMITMENTS

On January 2, 2014, the Company executed a new sublease with Hana Financial Inc., one-year lease agreement with automatic one-year extensions with a 60-day termination notice provision. The annual rent is $18,000. The sub-lease was extended for another year at the same rate of $1,500 payable each month, for a total annual rent of $18,000 for 2015.

NOTE 6 – RELATED PARTIES

None

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $5,000 or 5% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2014, the Company has net capital, as defined, of $216,360, which was in excess of its required net capital by $211,360. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .07 to 1 (see schedule I in supplemental information).

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed for subsequent events through February 28, 2015 (the date which the financial statements were available to be issued) and concludes that there are no subsequent events that exist as of February 28, 2015.

Esae Capital Partners, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2014

Total member's equity qualified for net capital	$	346,830
Additions		-
Total		346,830
Deductions		
Deposits		1,538
Uncollateralized receivables		104,097
Net capital before haircuts		241,842
15c3-1(f) haircuts on securities at 15%		16,557
15c3-1 undue concentration haircuts		8,297
Net Capital	$	216,360
Minimum net capital required		5,000
Excess capital	$	211,360
Minimum net capital at 120%	$	6,000
Total aggregate indebtedness included in statement of financial condition	$	14,215
Ratio of aggregate indebtedness to net capital		.07 to 1

Esae Capital Partners, LLC

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2014

The following is a reconciliation, as of December 31, 2014 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 223,990
Audit Adjustments:	
To adjust deposits	649
To add undue concentration haircut	(8,279)
Audited	$ 216,360

SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

To the Members
Esae Capital Partners, LLC

In planning and performing our audits of the financial statements of Esae Capital Partners, LLC (the Company), as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
February 26, 2015

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109

SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management
Esae Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Esae Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Esae Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Esae Capital Partners, LLC stated that Esae Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Esae Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Esae Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
February 26, 2015

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109

Esae Capital Partners, LLC
1410 Broadway, Suite 1102
New York, NY 10018

ESAE CAPITAL PARTNERS, LLC

SEC Rule 15c-3 Exemption Report

Esae Capital Partners, LLC (SEC#8-68176 / FINRA CRD#149687) is exempt from SEC Rule 15c-3 under the provisions of paragraph (k)(2)(i) and has met all of the provisions for the most recent fiscal year of 2014 without exception.

Thank You,

Jim Yang
Managing Director

SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON AGREED UPON PROCEDURES REQUIRED BY SEC RULE 17a-5

To the Members
Esae Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Esae Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Esae Capital Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Esae Capital Partners, LLC's management is responsible for Esae Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (bank statements, check copies and other disbursement documentation), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (schedule of marketable securities) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (schedule of marketable securities and Focus Filings) supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109

SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
April 22, 2015

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended _______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JIM YANG 917.399.7600

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 1312.50
B. Less payment made with SIPC-6 filed (**exclude interest**) 8/19/14 Date Paid		(309)
C. Less prior overpayment applied		(1003.50)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,189	
H. Overpayment carried forward	$(185.40)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESAE CAPITAL PARTNERS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MANAGING PARTNER
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1.2014 and ending 12.2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 574,238

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 49,238

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 525,000

2e. General Assessment @ .0025 $ 1312.50

(to page 1, line 2.A.)